June 20, 2017

Katherine Wray
Attorney-Advisor
Barbara C. Jacobs
Assistant Director
Rebekah Lindsey
Staff Accountant
Kathleen Collins
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Re:          Gold Standard Mining Company
Registration Statement on Form S-1
Filed May 3, 2017
File No. 333-217635

Dear Ms. Jacobs,

The following are Gold Standard Mining Company’s responses to your comment letter of May 30, 2017.

General

1. You refer to the account with Branch Banking and Trust Company as both a trust account and an escrow account. Please revise throughout the filing to clarify which kind of account will hold the offering proceeds in compliance with the requirements of Rule 419(b).

Revised to consistently refer to as an escrow account.

Prospectus Cover Page

2. We note your disclosure throughout that you are a shell company. Please revise to disclose your status as such on the prospectus cover page. Provide a risk factor that highlights the consequences of shell company status, such as the prohibition on the use of Form S-8, enhanced reporting requirements, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

Shell disclosure and risk factor added.

3. The last sentence of the second full paragraph under the “Prospectus” heading states that the offering “may terminate upon the earlier of” the three events specified. Please revise to clarify that the offering “will” terminate upon the earliest of these events, or advise.

Revised as “will”.

Prospectus Summary, page 4

4. Please revise to disclose that you have received a going concern opinion from your auditor and provide a relevant risk factor.

Disclosure of going concern added along with confirming risk factor.

5. We note your disclosure that Mr. Southworth is bound by Rule 419 as it relates to the sale of his shares. Please confirm whether Mr. Southworth is offering for resale any shares in the offering and, if so, revise to reflect that he is a selling shareholder and provide the information required by Item 507 of Regulation S-K.

Disclosure removed as Mr. Southworth is not a selling shareholder in the offering.

Capitalization, page 5

6. Please revise to additionally disclose your capitalization as of the most recent unaudited interim financial statements. This comment also applies to the summary financial information that you provide on page 8.

Unaudited interim info added.

Risk Factors

“Potential conflicts of interest may result in loss of business . . . ,” page 9

7. Please revise this risk factor to be sufficiently specific to provide meaningful disclosure. For example, you refer to your sole officer and director’s unspecified “other employment opportunities” that may result in conflicts of interest relating to the company. Please revise to identify the other employment opportunities to which you refer, and to alert investors of the specific conflicts of interest your sole officer and director may have as a result of such other ventures. Explain how the risks posed by such conflicts of interest make an investment in your securities speculative or risky. See Item 503(c) of Regulation S-K. We note further the disclosure that Mr. Southworth intends to form additional blank check companies in the future that will have business plans that are similar to yours, and that any such future blank check companies may compete with your company in the search for a suitable target. Please confirm, as the disclosure suggests, that he is not currently involved in other blank check companies, or advise.

Additional disclosure added and confirming info that Mr. Southworth is not currently involved in any other blank check companies.

“The shares eligible for future sale may increase the supply of shares . . . ,” page 14

8. This risk factor could be read to suggest that this offering will enable Mr. Southworth to sell his shares pursuant to Rule 144 once he has held the shares for a year. Considering your shell company status, this safe harbor will not be available to him or any other shareholder who acquires shares in an unregistered offering until the conditions of Rule 144(i) have been met. In this regard, we note your disclosure on page 24. Please revise accordingly.

Revised to clarify shell status limitations.

Directors, Executive Officers, Promoters and Control Persons, page 28

9. You disclose that Mr. Southworth is “actively involved in other business pursuits.” Please expand upon your disclosure to describe these other pursuits during the past five years in accordance with Item 401(e) of Regulation S-K. In this regard, we note that Mr. Southworth appears to be the founder and senior partner of your sole shareholder, Advanced Business Strategies, LLC, and to have served as the chief executive officer of Cloud Income Properties, Inc.

5 year history disclosure added.

Security Ownership of Certain Beneficial Owners and Management, page 30

10. Please revise to reflect Mr. Southworth’s beneficial ownership of the shares of common stock held by Advanced Business Strategies, LLC. In this regard, we note your disclosure on page 23 that these shares are held by your officer and director. Refer to Item 403 of Regulation S-K.

Beneficial ownership disclosure added.

Certain Relationships and Related Transactions, page 30

11. Please revise to disclose that Mr. Southworth is paying the expenses of your offering and providing you with office space for no consideration. In this regard, we note your disclosures on page 16 and page 23, respectively.

Disclosure added that Mr. Southworth is paying the expenses of our offering and providing the Company with office space for no consideration.

12. Your disclosure that Garrett Southworth is your only officer and director and one of your promoters is inconsistent with other disclosures in your prospectus. Please revise, or advise.

Revised to consistently disclose Kim Southworth and Advanced Business Strategies, LLC are also promoters.

Exhibits

13. We note that you have not filed any of the exhibits listed in the index provided on page II-3 of the registration statement, including your auditor’s consent. Please file them with your next amendment.

Exhibits which were inadvertently left off the last submission, added on S-1/A.

Very truly yours,

/s/ Kim D Southworth

Kim D. Southworth, President
Gold Standard Mining Company